Exhibit 99.1

News Release
2017-29
Contact:
Dianne VanBeber
Vice President, Investor Relations and Corporate Communications
dianne.vanbeber@intelsat.com
+1 703-559-7406

Intelsat Announces Amended Debt Exchange Offers

Luxembourg, 17 May 2017

Intelsat S.A. (NYSE: I) (“Intelsat”), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced that its indirect wholly-owned subsidiaries, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Connect Finance S.A. (“ICF”), and Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg” and, together with Intelsat Jackson and ICF, the “Issuers”), each have amended the terms of their respective previously announced offer or offers to exchange certain of their respective outstanding senior unsecured notes (such offers as so amended, the “Amended Exchange Offers”) for new Exchange Notes (as defined below).

Among other things, the Amended Exchange Offers (i) increase the aggregate consideration to be received by holders of Exchange Notes following the Combination Date (as defined below), (ii) extend the expiration time for each of the Amended Exchange Offers and each of the related Consent Solicitations (as defined below) from 5:00 p.m., New York City time, on May 18, 2017, to the end of the day, 12:00 midnight, New York City time, on May 31, 2017, and (iii) extend the withdrawal deadline for each of the Amended Exchange Offers and each of the Consent Solicitations from 4:59 p.m., New York City time, on May 18, 2017, to 11:59 p.m., New York City time, on May 31, 2017.

The Amended Exchange Offers and related Consent Solicitations are being conducted pursuant to the Combination Agreement, dated as of February 28, 2017 (as amended by that certain First Amendment to and Waiver Relating to the Combination Agreement, dated May 17, 2017, and as may be further amended from time to time, the “Combination Agreement”), between Intelsat and WorldVu Satellites Limited (“OneWeb”), pursuant to which OneWeb will combine with Intelsat on the terms and subject to the conditions set forth in the Combination Agreement (the “Combination”).

The Amended Exchange Offers provide for the exchange of the Existing Notes (as defined below) for new Exchange Notes. Following the closing date of the Combination (the “Combination Date”) and without any action by any holder of the Exchange Notes, each series of Exchange Notes will, by its terms, be mandatorily exchanged for cash and/or Final Jax Notes (as defined below).

The Amended Exchange Offers are subject to certain conditions precedent, including, among others, the tender of a minimum of 85% of the aggregate outstanding principal amount of each series of Existing Notes.

Amended Exchange Offers

Intelsat Jackson. Intelsat Jackson is offering to exchange (the “Jax Amended Exchange Offers”):

(i) new 7.25% Mandatorily Exchangeable Senior Notes due 2019 to be issued by Intelsat Jackson (the “Jax 2019 Exchange Notes”) for any and all of its outstanding 7.25% Senior Notes due 2019 (the “Jax 2019 Existing Notes”);

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg  T +352 2784-1600  F +352 2784-1690

R.C.S. Luxembourg B 162135

(ii) new 7.25% Mandatorily Exchangeable Senior Notes due 2020 to be issued by Intelsat Jackson (the “Jax 2020 Exchange Notes”) for any and all of its outstanding 7.25% Senior Notes due 2020 (the “Jax 2020 Existing Notes”); and

(iii) new 7.50% Mandatorily Exchangeable Senior Notes due 2021 to be issued by Intelsat Jackson (the “Jax 2021 Exchange Notes” and, together with the Jax 2019 Exchange Notes and Jax Exchange 2020 Notes, the “Jax Exchange Notes”) for any and all of its outstanding 7.50% Senior Notes due 2021 (the “Jax 2021 Existing Notes” and, together with the Jax 2019 Existing Notes and Jax Existing 2020 Notes, the “Jax Existing Notes”).

In connection with the Amended Exchange Offers, Intelsat Jackson has terminated its previously announced exchange offer and consent solicitation with respect to its outstanding 5.50% Senior Notes due 2023. No exchange offer for such notes is included in the Amended Exchange Offers.

ICF. ICF is offering to exchange (the “ICF Amended Exchange Offer”) new 12.50% Mandatorily Exchangeable Senior Notes due 2022 to be issued by ICF (the “ICF Exchange Notes”) for any and all of its outstanding 12.50% Senior Notes due 2022 (the “ICF Existing Notes”).

Intelsat Luxembourg. Intelsat Luxembourg is offering to exchange (the “Lux Amended Exchange Offers”):

(i) new 7.75% Mandatorily Exchangeable Senior Notes due 2021 to be issued by Intelsat Luxembourg (the “Lux 2021 Exchange Notes”) for any and all of its outstanding 7.75% Senior Notes due 2021 (the “Lux 2021 Existing Notes”); and

(ii) new 8.125% Mandatorily Exchangeable Senior Notes due 2023 to be issued by Intelsat Luxembourg (the “Lux 2023 Exchange Notes” and, together with the Lux 2021 Exchange Notes, the “Lux Exchange Notes”; collectively, with the Jax Exchange Notes and ICF Exchange Notes, the “Exchange Notes”) for any and all of its outstanding 8.125% Senior Notes due 2023 (the “Lux 2023 Existing Notes” and, together with the Lux 2021 Existing Notes, the “Lux Existing Notes”).

Consent Solicitations

In connection with the Amended Exchange Offers, the Issuers are continuing to solicit consents (the “Consent Solicitations”) to amend the indentures governing the Jax Existing Notes, the ICF Existing Notes, and the Lux Existing Notes (collectively, the “Existing Notes”, and the indentures governing the Existing Notes, collectively, the “Existing Indentures”). The proposed amendments to each Existing Indenture require the consent of holders of a majority of the aggregate principal amount of notes which are outstanding under such Existing Indenture. The proposed amendments would eliminate substantially all of the restrictive covenants under the Existing Indentures, modify or eliminate certain other provisions of the Existing Indentures, and waive certain defaults and events of defaults, if any, under the Existing Indentures.

Jax Exchange Notes

Each of the Jax Amended Exchange Offers provides for the issuance of $1,000 principal amount of the applicable series of Jax Exchange Notes in exchange for each $1,000 principal amount of the applicable series of Jax Existing Notes tendered and accepted.

Prior to the Combination Date, the Jax Exchange Notes will have substantially identical terms to the corresponding series of the Jax Existing Notes for which they are exchanged, including the same guarantors, interest rates, and interest payment and maturity dates, and substantially identical covenants, except that none of the Jax Exchange Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and holders of the Jax Exchange Notes will not have any registration rights. The Jax Exchange Notes will accrue interest from the last interest payment date with respect to the corresponding series of Jax Existing Notes for which they are exchanged. If the Combination does not occur, the Jax Exchange Notes will retain their respective original principal amounts and these same terms.

Following the Combination Date and without any action by any holder of the Jax Exchange Notes: (a) each series of the Jax Exchange Notes will (i) as to a portion of the principal amount thereof, be mandatorily settled in full by delivery of new unsecured 7.000% 5-Year Senior Notes to be issued by Intelsat Jackson (the “Final Jax 5-Year Notes”), new unsecured 7.125% 6-Year Senior Notes to be issued by Intelsat Jackson (the “Final Jax 6-Year Notes”), and/or new unsecured 7.250% 7-Year Senior Notes to be issued by Intelsat Jackson (the “Final Jax 7-Year Notes” and, together with the Final Jax 5-Year Notes and Final Jax 6-Year Notes, the “Final Jax Notes”) on the terms set forth below; and (ii) as to the remaining portion of the principal amount thereof, become due and payable in cash; and (b) each series of the Jax Exchange Notes will, upon receipt of the Final Jax Consideration (as defined below) by the holders, be cancelled and will cease to be outstanding (collectively, the “Mandatory Jax Exchanges”). In addition, accrued but unpaid interest on the Jax Exchange Notes to but excluding the Combination Date will be paid upon consummation of the Mandatory Jax Exchanges.

As a result, following the Combination Date, each holder of Jax Exchange Notes will mandatorily receive, in addition to accrued and unpaid interest, for each $1,000 principal amount of the applicable series of Jax Exchange Notes held thereby, the consideration shown in the table below, based on the assumptions described in the footnote to the table below (the “Final Jax Consideration”).

Applicable Series of Jax Exchange Notes	Aggregate Final Jax Consideration (cash and principal amount of Final Jax Notes)	Cash Consideration(1)	Final Jax 5- Year Notes (principal amount)(1)	Final Jax 6- Year Notes (principal amount)(1)	Final Jax 7- Year Notes (principal amount)(1)
For each $1,000 principal amount of Jax 2019 Exchange Notes	$980.00	$148.75-$175.00	$805.00-$831.25	$0	$0
For each $1,000 principal amount of Jax 2020 Exchange Notes	$945.00	$148.75-$175.00	$0	$770.00-$796.25	$0
For each $1,000 principal amount of Jax 2021 Exchange Notes	$915.00	$148.75-$175.00	$0	$370.00-$383.13	$370.00-$383.13

(1)	The aggregate Final Jax Consideration received by a holder of Jax Exchange Notes, being the sum of cash and principal amount of Final Jax Notes per $1,000 principal amount of Jax Exchange Notes, is fixed. The aggregate cash consideration paid pursuant to the Mandatory Jax Exchanges for each series of Jax Exchange Notes is capped. The amount of cash consideration and Final Jax Notes received by holders of Jax Exchange Notes upon the Mandatory Jax Exchanges will depend on the participation level of holders of Jax Existing Notes in the applicable Jax Amended Exchange Offer. The chart above shows the minimum and maximum amount of cash consideration, Final Jax 5-Year Notes, Final Jax 6-year Notes, and Final Jax 7-Year Notes which a holder of Jax Exchange Notes will receive in the Mandatory Jax Exchanges. A holder of Jax Exchange Notes will receive (i) the minimum cash consideration and maximum amount of Final Jax Notes shown above if holders of 100% of the aggregate outstanding principal amount of the applicable series of Jax Existing Notes participate in the applicable Jax Amended Exchange Offer, (ii) the maximum cash consideration and minimum amount of Final Jax Notes shown above if holders of 85% of the aggregate outstanding principal amount of the applicable series of Jax Existing Notes participate in the applicable Jax Amended Exchange Offer, and (iii) an amount in between the minimum and maximum amounts of cash and Final Jax Notes shown above if participation in the applicable Jax Amended Exchange Offers is greater than 85% and less than 100%. The aggregate Final Jax Consideration received by a holder of Jax Exchange Notes will be the same, regardless of participation levels in any of the Jax Amended Exchange Offers. Participants will not be able to make an election between Final Jax Notes and cash.

ICF Exchange Notes and Lux Exchange Notes

The ICF Amended Exchange Offer provides for the issuance of $1,000 principal amount of the ICF Exchange Notes in exchange for each $1,000 principal amount of the ICF Existing Notes tendered and accepted.

The Lux Amended Exchange Offers each provide for the issuance of $1,000 principal amount of the applicable series of the Lux Exchange Notes in exchange for each $1,000 principal amount of the corresponding series of the Lux Existing Notes tendered and accepted.

Prior to the Combination Date, the ICF Exchange Notes and the Lux Exchange Notes will have substantially the same terms as the corresponding series of ICF Existing Notes and Lux Existing Notes for which they are exchanged, including the same guarantors, interest rates, interest payment and maturity dates and substantially identical covenants, except that none of the ICF Exchange Notes and the Lux Exchange Notes will be registered under the Securities Act, and holders of the ICF Exchange Notes and the Lux Exchange Notes will not have any registration rights. The ICF Exchange Notes and the Lux Exchange Notes will accrue interest from the last interest payment date with respect to the corresponding series of ICF Existing Notes or Lux Existing Notes for which they are exchanged. If the Combination does not occur, the ICF Exchange Notes and the Lux Exchange Notes will retain their respective original principal amounts and these same terms.

Following the Combination Date and without any action by any holder of the ICF Exchange Notes or the Lux Exchange Notes: (a) each series of the ICF Exchange Notes and the Lux Exchange Notes will (i) as to a portion of the principal amount thereof, become due and payable in cash; and (ii) as to the remaining portion of the principal amount thereof, (A) in the case of the ICF Exchange Notes, be mandatorily settled in full by delivery of Final Jax 7-Year Notes, and (B) in the case of the Lux Exchange Notes, either be cancelled for no further consideration or, in certain circumstances, be mandatorily settled in full by delivery of Final Jax 7-Year Notes, and (b) each series of the ICF Exchange Notes and the Lux Exchange Notes will, upon receipt of the Final ICF/Lux Consideration (as defined below) by the holders, be cancelled and will cease to be outstanding (collectively, the “Mandatory ICF/Lux Exchanges”). In addition, accrued but unpaid interest on the ICF Exchange Notes and the Lux Exchange Notes to but excluding the Combination Date will be paid upon consummation of the Mandatory ICF/Lux Exchanges.

As a result, following the Combination Date, each holder of ICF Exchange Notes, and each holder of Lux Exchange Notes, will mandatorily receive, in addition to accrued and unpaid interest on its applicable Exchange Notes, for each $1,000 principal amount of the applicable series of ICF Exchange Notes and Lux Exchange Notes, the consideration shown in the table below, based on the assumptions described in the footnote to the table below (the “Final ICF/Lux Consideration”).

Applicable Series of ICF Exchange Notes and Lux Exchange Notes	Aggregate Final ICF/Lux Consideration (cash and principal amount of Final Jax 7-Year Notes)	Cash Consideration(1)	Final Jax 7-Year Notes (principal amount)(1)
For each $1,000 principal amount of ICF Exchange Notes	$900.00	$266.04-$312.98	$587.02-$633.96
For each $1,000 principal amount of Lux 2021 Exchange Notes	$539.47	$458.55-$539.47	$0-$80.92
For each $1,000 principal amount of Lux 2023 Exchange Notes	$539.47	$458.55-$539.47	$0-$80.92

(1)	The aggregate Final ICF/Lux Consideration received by a holder of ICF Exchange Notes or Lux Exchange Notes, as applicable, being the sum of cash and principal amount of Final Jax 7-Year Notes per $1,000 principal amount of ICF Exchange Notes or Lux Exchange Notes, as applicable, is fixed. The aggregate cash consideration paid pursuant to the Mandatory ICF/Lux Exchanges for each series of ICF Exchange Notes and Lux Exchange Notes, as applicable, is capped. The amount of cash consideration and Final Jax 7-Year Notes received by holders of ICF Exchange Notes and Lux Exchange Notes, as applicable, upon the Mandatory ICF/Lux Exchanges will depend on the participation level of holders of ICF Existing Notes and Lux Existing Notes, as applicable, in the applicable ICF Amended Exchange Offer or Lux Amended Exchange Offer. The chart above shows the minimum and maximum amount of cash consideration and Final Jax 7-Year Notes which a holder of ICF Exchange Notes or Lux Exchange Notes, as applicable, will receive in the Mandatory ICF/Lux Exchanges. A holder of ICF Exchange Notes or Lux Exchange Notes, as applicable, will receive (i) the minimum cash consideration and maximum amount of Final Jax 7-Year Notes shown above if holders of 100% of the aggregate outstanding principal amount of the applicable series of ICF Existing Notes or Lux Existing Notes participate in the applicable ICF Amended Exchange Offer or Lux Amended Exchange Offer, (ii) the maximum cash consideration and minimum amount of Final Jax 7-Year Notes shown above if holders of 85% of the aggregate outstanding principal amount of the applicable series of ICF Existing Notes or Lux Existing Notes participate in the applicable ICF Amended Exchange Offer or Lux Amended Exchange Offer, and (iii) an amount in between the minimum and maximum amounts of cash and Final Jax 7-Year Notes shown above if participation in the applicable ICF Amended Exchange Offer or Lux Amended Exchange Offers is greater than 85% and less than 100%. The aggregate Final ICF/Lux Consideration received by a holder of ICF Exchange Notes or Lux Exchange Notes, as applicable, will be the same, regardless of participation levels in any of the ICF Amended Exchange Offer or Lux Amended Exchange Offers. Participants will not be able to make an election between Final Jax 7-Year Notes and cash.

Final Jax Notes

The Final Jax 5-Year Notes will mature on the fifth anniversary of the date of issuance thereof and interest on the Final Jax 5-Year Notes will accrue at the rate of 7.000% per annum and be payable semi-annually in arrears. The Final Jax 5-Year Notes will be redeemable at the option of Intelsat Jackson (i) after the date of issuance thereof and prior to the date six months after the issuance thereof, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, (ii) after the date which is six months after the date of issuance thereof and prior to the second anniversary of the date of issuance thereof, pursuant to a customary “make whole” provision and (iii) thereafter, pursuant to a specified call schedule.

The Final Jax 6-Year Notes will mature on the sixth anniversary of the date of issuance thereof and interest on the Final Jax 6-Year Notes will accrue at the rate of 7.125% per annum and be payable semi-annually in arrears. The Final Jax 6-Year Notes will be redeemable at the option of Intelsat

Jackson (i) after the date of issuance thereof and prior to the date six months after the issuance thereof, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, (ii) after the date which is six months after the date of issuance thereof and prior to the third anniversary of the date of issuance thereof, pursuant to a customary “make whole” provision and (iii) thereafter, pursuant to a specified call schedule.

The Final Jax 7-Year Notes will mature on the seventh anniversary of the date of issuance thereof, and interest on the Final Jax 7-Year Notes will accrue at the rate of 7.250% per annum and be payable semi-annually in arrears. The Final Jax 7-Year Notes will be redeemable at the option of Intelsat Jackson (i) after the date of issuance thereof and prior to the date six months after the issuance thereof, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, (ii) after the date which is six months after the date of issuance thereof and prior to the fourth anniversary of the date of issuance thereof, pursuant to a customary “make whole” provision and (iii) thereafter, pursuant to a specified call schedule.

Each series of the Final Jax Notes will be unsecured and will be guaranteed by Intelsat, ICF and Intelsat Luxembourg, as well as each subsidiary of Intelsat Jackson that guarantees Intelsat Jackson’s existing secured credit agreement.

The indenture governing the Final Jax Notes will include customary restrictive covenants and events of default.

Conditions to Amended Exchange Offers and Consent Solicitations

The consummation of each of the Amended Exchange Offers and Consent Solicitations is subject to certain conditions. Among other conditions, each Amended Exchange Offer will be conditioned on the tender of a minimum of 85% of the aggregate outstanding principal amount of each series of Existing Notes.

In addition, each of the Mandatory Jax Exchanges and the Mandatory ICF/Lux Exchanges will occur only if the Combination occurs.

Tenders in the Previously Announced Exchange Offers

As of 5:00 p.m., New York City time, on May 17, 2017, Intelsat was informed by the Information and Exchange Agent (as defined below) that:

•	approximately $12.214 million aggregate principal amount of Jax 2019 Existing Notes had been tendered into Intelsat Jackson’s previously announced exchange offer therefor, representing approximately 0.81% of the outstanding aggregate principal amount of the Jax 2019 Existing Notes;

•	approximately $6.975 million aggregate principal amount of Jax 2020 Existing Notes had been tendered into Intelsat Jackson’s previously announced exchange offer therefor, representing approximately 0.32% of the outstanding aggregate principal amount of the Jax 2020 Existing Notes;

•	approximately $0.705 million aggregate principal amount of Jax 2021 Existing Notes had been tendered into Intelsat Jackson’s previously announced exchange offer therefor, representing approximately 0.06% of the outstanding aggregate principal amount of the Jax 2020 Existing Notes;

•	approximately $7.629 million aggregate principal amount of Jax 2023 Existing Notes had been tendered into Intelsat Jackson’s previously announced exchange offer therefor, representing approximately 0.38% of the outstanding aggregate principal amount of the Jax 2023 Existing Notes;

•	approximately $0.245 million aggregate principal amount of ICF Existing Notes had been tendered into ICF’s previously announced exchange offer therefor, representing approximately 0.03% of the outstanding aggregate principal amount of the ICF Existing Notes;

•	approximately $2.987 million aggregate principal amount of Lux 2021 Existing Notes had been tendered into Intelsat Luxembourg’s previously announced exchange offer therefor, representing approximately 0.29% of the outstanding aggregate principal amount of the Lux 2021 Existing Notes; and

•	approximately $0.658 million aggregate principal amount of Lux 2023 Existing Notes had been tendered into Intelsat Luxembourg’s previously announced exchange offer therefor, representing approximately 0.07% of the outstanding aggregate principal amount of the Lux 2023 Existing Notes.

No Registration

None of the Jax Exchange Notes, the Final Jax Notes, the ICF Exchange Notes, or the Lux Exchange Notes (collectively, the “Consideration Securities”) will be registered under the Securities Act, or any other applicable securities laws and, unless so registered, none of the Consideration Securities may be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. The Issuers will not register the Consideration Securities under the Securities Act or the securities laws of any other jurisdiction. None of the Consideration Securities will be transferable except in accordance with restrictions described more fully in the applicable amended offering memorandum (collectively, the “Amended Offering Memoranda”) for the Amended Exchange Offers and Consent Solicitations.

The Amended Exchange Offers and Consent Solicitations will be conducted solely pursuant to the Amended Offering Memoranda and related materials (collectively, the “Amended Exchange Offer Materials”).

Eligible Holders

The Amended Exchange Offers are being made, and each series of the Consideration Securities to be issued pursuant to and in connection with the Amended Exchange Offers are being offered and issued, only (a) in the United States to holders of Existing Notes or Exchange Notes, as applicable, who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (b) outside the United States to holders of Existing Notes or Exchange Notes, as applicable, who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act, and, in the case of clause (b) above, who are also an “institutional account” within the meaning of FINRA Rule 4512(c). Only holders of Existing Notes who certify to the applicable Issuer that they are eligible to participate in the applicable Amended Exchange Offer and Consent Solicitation pursuant to at least one of the foregoing conditions (“Eligible Holders”) will be authorized to receive or review the related Amended Offering Memorandum or participate in such Amended Exchange Offer. If any holder of the Existing Notes is not an Eligible Holder, such holder will not be able to receive the Amended Offering Memoranda.

The Amended Offering Memoranda are available only to holders who complete an eligibility letter confirming their status as Eligible Holders. Holders of Existing Notes who wish to receive a copy of the eligibility letters for the Amended Exchange Offers may contact Global Bondholder Services Corporation (the “Information and Exchange Agent”) at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain and complete an electronic copy of the applicable eligibility letter on the following website links maintained by Global Bondholder Services:

•	Jax Amended Exchange Offers Eligibility Letter: http://gbsc-usa.com/eligibility/intelsat-jax

•	ICF Amended Exchange Offer Eligibility Letter: http://gbsc-usa.com/eligibility/intelsat-icf

•	Lux Amended Exchange Offers Eligibility Letter: http://gbsc-usa.com/eligibility/intelsat-lux

Requests for the Amended Exchange Offer Materials from Eligible Holders may be directed to the Information and Exchange Agent at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others).

General

The Issuers are making the Amended Exchange Offers only by, and pursuant to, the terms of the Amended Exchange Offer Materials. None of Intelsat, the Issuers, OneWeb, SoftBank Group Corp., the Information and Exchange Agent, or their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their Existing Notes, as applicable. Eligible Holders must make their own decision as to whether or not to tender their Existing Notes, as applicable, as well as with respect to the principal amount of the Existing Notes, as applicable, to tender. The Amended Exchange Offers are not being made to any holders of Existing Notes, as applicable, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Combination, the Amended Exchange Offers and the Consent Solicitations, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, quarterly report on Form 6-K for the quarter ended March 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Combination, the Amended Exchange Offers and the Consent Solicitations, and to the occurrence of the Mandatory Jax Exchanges, and the Mandatory ICF/Lux Exchanges.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #